February 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn. Office of Trade & Services

Re:   Exela Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022, Filed April 3, 2023

Form 8-K, Filed August 14, 2023

File No. 001-36788

Greetings:

We refer to our recent correspondence regarding non-GAAP financial measures contained in the above-referenced filings of Exela Technologies, Inc. (the “Company,” “Exela,” “we,” or “us”) and our conversations with the staff of the Division of Corporation Finance, Office of Trade & Services (the “Staff”) on January 16, 2024 and February 20, 2024.1 We appreciate the Staff’s comments and insights and the opportunity to respond.

Following our January conversation with the Staff we have determined that if Exela chooses to continue to present Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (“Adjusted EBITDA”) information in its securities filings, we will no longer include optimization and restructuring expenses, certain non-cash charges and contract costs that we historically added back to our computation of Adjusted EBITDA consistent with the definitions in our debt agreements.

For the Staff’s reference, we have prepared below a reconciliation of the way we presented Adjusted EBITDA for the fiscal year ended December 31, 2022 in the above referenced Form 10-K (using the way we historically defined Adjusted EBITDA (EBITDA plus optimization and restructuring charges, including severance and retention expenses; transaction and integration costs; other non-cash charges, including non-cash compensation, (gain) or loss from sale or disposal of assets, and impairment charges; and management fees and expenses consistent with the definitions contained in our debt agreements)) to the way we plan to present Adjusted EBITDA going forward (no longer including the optimization and restructuring expenses, certain non-cash charges and contract costs). In future filings we will provide appropriate disclosure explaining this change.

1 See our letters dated December 12, November 14, and October 4, 2023 (responding to the Staff’s letters dated November 28, October 16, and September 6, 2023, respectively).

Year Ended December 31,
(in thousands of United States dollars)	2022
Net Loss	$(415,581)
Taxes	4,199
Interest expense	164,870
Depreciation and amortization	71,831
EBITDA	(174,681)
Optimization and restructuring expenses (1)	25,329
Transaction and integration costs (2)	18,586
Non-cash equity compensation (3)	985
Other charges including non-cash (4)	71,203
Loss/(Gain) on sale of assets (5)	1,357
Debt modification and extinguishment costs (gain), net	4,522
Loss/(Gain) on derivative instruments (6)	(1,091)
Contract costs (7)	22,501
Impairment of goodwill and other intangible assets	171,182
Adjusted EBITDA, using historical basis of presentation	$139,893
Optimization and restructuring expenses (1)	(25,329)
Other charges including non-cash (4):
System establishment and integration/transition costs	(22,046)
Overlapping data center expense & vendor termination costs	(1,557)
Loss contracts	(1,810)
Contract costs (7)	(22,501)
Adjusted EBITDA, using new basis of presentation	$66,650

Adjusted EBITDA Footnotes

(1)	Adjustment for periods prior to fiscal 2023 represents net salary and benefits associated with positions, current vendor expenses and existing lease contracts that are part of the on-going savings and productivity improvement initiatives in process transformation, and customer transformation. Beginning in fiscal 2023, such items will no longer be adjusted.
(2)	Represents non-recurring legal, consulting and other fees and expenses incurred in connection with acquisitions, dispositions, debt-exchanges and other extraordinary transactions and events during the applicable period.
(3)	Represents the non-cash charges related to restricted stock units and options.
(4)	Adjustments for periods prior to fiscal 2023 represent fair value adjustments to guaranteed true up of settlement notes, and other non-cash charges. Other charges include severance payments for downsizing of our workforce, retention bonus, facility consolidation, relocation and recruitment costs, loss contracts, network outage related costs, overlapping data center expense & vendor termination costs and other transition costs for system establishment and integration/transition. Beginning in fiscal 2023, adjustments for the other transition costs for system establishment and integration/transition, overlapping data center expense & vendor termination costs and loss contracts will no longer be adjusted.
(5)	Represents a loss/(gain) recognized on the disposal of property, plant, and equipment and other assets.
(6)	Represents the impact of changes in the fair value of an interest rate swap entered into during the fourth quarter of 2017.
(7)	Adjustment for periods prior to fiscal 2023 represents costs incurred on new projects, contract start-up costs and project ramp costs. Beginning in fiscal 2023, such items will no longer be adjusted.

* * *

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (310)-740-9717, if you have questions regarding our response or related matters.

Sincerely,

/s/ Matthew Brown
Matthew Brown
Interim Chief Financial Officer